ROLLOVER AGREEMENT

This ROLLOVER AGREEMENT, dated as of February 5, 2025 (this "Agreement"), is entered into by and among Avenger Parent, Inc., a Delaware corporation ("Parent"), and the stockholders of Altus Power, Inc., a Delaware corporation (the "Company"), whose names are set forth on Exhibit A hereto (the "Stockholders"). Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, concurrently with the execution of this Agreement, (i) the Company, (ii) Parent and (iii) Avenger Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), have entered into an Agreement and Plan of Merger, dated as of the date hereof (as may be amended, restated or otherwise modified from time to time, the "Merger Agreement"), which provides for the merger of Merger Sub with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, as of the date hereof, each Stockholder is the record or beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the shares of Company Common Stock and Company Compensatory Awards set forth opposite such Stockholder's name on Exhibit A (the "Owned Shares");

WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement, each Stockholder desires to contribute a portion of such Stockholder's Owned Shares, in the amount set forth opposite the name of such Stockholder on Exhibit A (the "Rollover Shares"), to Parent in exchange for newly issued equity interests of Parent or one of its Affiliates that directly or indirectly owns Parent (the "Acquirer Interests") set forth opposite the name of such Stockholder on Exhibit A; and

WHEREAS, the Stockholders acknowledge that Parent is entering into this Agreement and the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Stockholders set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements herein contained, for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent and the Stockholders hereby agree as follows:

Section 1.   Contribution and Rollover of Shares.

(a)   *Contribution of Shares*. Subject to the terms and conditions set forth herein, at the Contribution Closing (as defined below), each Stockholder shall contribute, assign, transfer and deliver to Parent the Rollover Shares held by such Stockholder in the amount set forth opposite such Stockholder's name on Exhibit A, free and clear of any Lien (other than Liens arising under applicable federal and state securities laws). Other than the Rollover Shares, all other Owned Shares held by each Stockholder shall be treated at the Effective Time, and upon consummation of the Merger, as set forth in the Merger Agreement and shall not be affected by the provisions of this Agreement.

(b)   *Issuance of Acquirer Interests*. As consideration for the contribution, assignment, transfer and delivery of the Rollover Shares to Parent pursuant to Section 1(a), at the Contribution Closing, Parent shall issue, or shall cause its applicable Affiliate to issue, Acquirer Interests in the name of each Stockholder (or, if designated by such Stockholder in writing, in the name of an Affiliate of such Stockholder) in the amount set forth opposite such Stockholder's name on Exhibit A. The Acquirer Interests shall be the only class and series of securities authorized or issuable by Parent or such Affiliate in connection with the Merger and the transactions related thereto, other than securities which are junior in all respects to the Acquirer Interests. Each Stockholder hereby acknowledges and agrees that (i) delivery of such Acquirer Interests shall constitute complete satisfaction of all obligations towards or sums due to such Stockholder by Parent with respect to the applicable Rollover Shares being contributed, assigned, transferred or delivered, and (ii) on receipt of such Acquirer Interests, such Stockholder shall have no right to any Merger Consideration with respect to the Rollover Shares contributed to Parent by such Stockholder.

(c)   *Closing*. The closing of the contribution and exchange contemplated hereby (the "Contribution Closing") shall take place immediately prior to the Effective Time (but effective as of and contingent upon the Closing).

(d)   *Deposit of Rollover Shares*. No later than three (3) Business Days prior to the date of the Contribution Closing (but effective as of and contingent upon the Closing), the Stockholders and any agent of such Stockholders holding certificates evidencing any Rollover Shares shall deliver or cause to be delivered to Parent all certificates representing Rollover Shares as set forth on Exhibit A in such Persons' possession, (i) duly endorsed for transfer or (ii) with executed stock powers, both reasonably acceptable in form and substance to Parent and sufficient to transfer such shares to Parent, for disposition in accordance with the terms of this Agreement (the "Share Documents"). The Share Documents shall be held by Parent or any agent authorized by Parent in trust for the benefit of the Stockholders until the Contribution Closing.

(e)   *Irrevocable Election*. The execution of this Agreement by the Stockholders evidences, subject to Section 4, (i) the irrevocable election and agreement by the Stockholders to contribute their respective Rollover Shares as set forth in Exhibit A in exchange for Acquirer Interests at the Contribution Closing on the terms and conditions set forth herein and (ii) the irrevocable agreement by Parent to issue the Acquirer Interests to the Stockholders as set forth on Exhibit A.

Section 2.   Tax Matters; Withholding. Each Stockholder agrees and acknowledges that (a) such Stockholder is responsible for all taxes legally imposed upon it in connection with payments received under the Merger Agreement with respect to such Stockholder's Owned Shares and (b) the payor or its agent or Affiliates with respect to any payment made to such Stockholder under the Merger Agreement with respect to such Stockholder's Owned Shares shall be entitled to deduct and withhold from such payment such amounts as may be required to be deducted or withheld with respect to the making of such payment under any Applicable Law. Each Stockholder agrees to deliver to Parent on or prior to the Closing Date a duly executed Internal Revenue Service Form W-9 or appropriate Internal Revenue Service Form W-8, as applicable. For the avoidance of doubt, it is the intention of the parties hereto that consummation of the Merger shall not cause recognition of gain or ordinary income by the Stockholders with respect to their respective Owned Shares, except to the extent of any cash consideration received in respect of any Owned Shares that are not Rollover Shares.

Section 3.   No Ownership Interest. Nothing contained in this Agreement shall be deemed to, prior to the contribution contemplated by Section 1(a), vest in Parent any direct or indirect ownership or incidence of ownership of, or with respect to, any Owned Shares. All rights, ownership and economic benefits of and relating to the Owned Shares shall remain vested in and belong to the Stockholders, and this Agreement shall not confer any right, power or authority upon Parent or any other Person (a) to direct any Stockholder in the voting of any of the Owned Shares, except as otherwise specifically provided herein or in the Company Support Agreement executed by such Stockholder (if any), or (b) in the performance of any Stockholder's duties or responsibilities as shareholders or officers or directors, as the case may be, of the Company.

Section 4.   Termination. This Agreement shall terminate and be of no further force or effect upon the earlier to occur of (a) the valid termination of the Merger Agreement in accordance with its terms prior to the Effective Time or (b) mutual written agreement of each of the parties hereto (such earlier date being referred to herein as the "Agreement Termination Date"); provided that the provisions set forth in this Section 4 and Sections 11 through 27 hereof shall survive the termination of this Agreement; provided, further, that no such termination will relieve any party hereto from any liability for any material and willful breach of this Agreement occurring prior to such termination. In the event the Closing does not occur immediately following the Contribution Closing, the contribution and exchange contemplated by Section 1 shall be null and void and the parties hereto shall cooperate and take all actions necessary to unwind the transactions that were consummated in connection with such contribution and exchange.

Section 5.   Representations and Warranties of Parent. Parent hereby represents and warrants to each Stockholder as follows:

(a)   Parent is an entity duly organized, validly existing and in good standing under the laws of Delaware. Parent has all requisite power, authority and legal capacity to execute and deliver this Agreement. The execution and delivery of this Agreement by Parent has been duly and validly authorized by Parent and no other actions or proceedings on the part of Parent are necessary to authorize the execution and delivery by Parent of this Agreement. This Agreement has been duly and validly executed and delivered by Parent and, assuming due authorization, execution and delivery by each Stockholder, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions.

(b)   Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent for the execution, delivery and performance of this Agreement by Parent, or the consummation by Parent of the transactions contemplated hereby, other than as contemplated by the Merger Agreement, and (ii) neither the execution, delivery or performance of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the provisions herein shall (A) conflict with or violate, any provision of the organizational documents of Parent, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent pursuant to, any Contract to which Parent is a party or by which Parent or any properties or assets of Parent is bound or affected or (C) violate any Law applicable to Parent or any of Parent's properties or assets, except, in the case of each of clause (i) and (ii), as would not restrict, prohibit, materially delay or impair the performance by Parent of its obligations under this Agreement.

(c)　　　As of the date hereof, there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Affiliates that would restrict, prohibit, materially delay or impair the ability of Parent to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

(d)　　　The Acquirer Interests, when issued pursuant to the terms of this Agreement, will be duly authorized, validly issued and outstanding, fully paid, nonassessable and free and clear of all Liens, other than Liens arising under applicable federal and state securities laws, and will not be subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right or any similar right under any provision of the applicable laws of the State of Delaware, the organizational documents of Parent or its applicable Affiliate or any Contract to which Parent or such Affiliate is a party or by which Parent or such Affiliate is otherwise bound.

(e)　　　Parent and Merger Sub (i) were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, and (ii) except for obligations or liabilities incurred in connection with its formation and the transactions contemplated by the Merger Agreement (including, for the avoidance of doubt, the Financing), neither Parent nor Merger Sub has and neither Parent nor Merger Sub will, prior to the Effective Time, have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 6.　　　Representations and Warranties of the Stockholders. Each Stockholder, severally and not jointly, hereby represents and warrants to Parent as follows:

(a)　　　As of the date hereof, such Stockholder is the record or beneficial owner of the Owned Shares set forth opposite such Stockholder's name on Exhibit A and such Stockholder has good and valid title to such Owned Shares free and clear of Liens other than as created by this Agreement or arising under applicable federal and state securities laws. Except as set forth on Exhibit A, such Stockholder has the only voting power, power of disposition, power to demand appraisal rights and power to agree to all of the matters set forth in this Agreement, in each case, with respect to all such Owned Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal and state securities Laws and the terms of this Agreement. As of the date hereof, other than the Owned Shares and except as set forth on Exhibit A, such Stockholder does not own beneficially or of record any (i) shares of capital stock or voting securities of the Company,

(ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

(b)   Such Stockholder, if it is an entity, is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation. Such Stockholder has all requisite power, authority and legal capacity to execute and deliver this Agreement and to perform its, his or her obligations hereunder. If such Stockholder is an entity, the execution, delivery and performance of this Agreement by such Stockholder, the performance by such Stockholder of its obligations hereunder and the consummation by such Stockholder of the transactions contemplated hereby has been duly and validly authorized by such Stockholder and no other actions or proceedings on the part of such Stockholder is necessary to authorize the execution and delivery by such Stockholder of this Agreement, the performance by such Stockholder of its obligations hereunder or the consummation by such Stockholder of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against it, him or her in accordance with its terms, subject to the Enforceability Exceptions.

(c)   Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of such Stockholder for the execution, delivery and performance of this Agreement by such Stockholder or the consummation by such Stockholder of the transactions contemplated hereby, other than as contemplated by the Merger Agreement, and (ii) neither the execution, delivery or performance of this Agreement by such Stockholder, nor the consummation by such Stockholder of the transactions contemplated hereby, nor compliance by such Stockholder with any of the provisions herein shall (A) conflict with or violate, any provision of the organizational documents of such Stockholder (if such Stockholder is an entity), (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of such Stockholder pursuant to, any Contract to which such Stockholder is a party or by which such Stockholder or any properties or assets of such Stockholder is bound or affected or (C) violate any Law applicable to such Stockholder or any of such Stockholder's properties or assets, except, in the case of each of clause (i) and (ii), as would not restrict, prohibit, materially delay or impair the performance by such Stockholder of its obligations under this Agreement.

(d)   As of the date hereof, there are no Proceedings pending or, to the knowledge of such Stockholder, threatened against such Stockholder that would restrict, prohibit, materially delay or impair the ability of such Stockholder to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

(e)   Such Stockholder:

(i)   is acquiring the Acquirer Interests for investment for such Stockholder's own account and not with a view to, or for sale in connection with, any distribution thereof;

(ii)   together with any advisors of such Stockholder, has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of such Stockholder's investment in the Acquirer Interests and is capable, without impairing such Stockholder's financial condition, of bearing the economic risks of such investment, including the risk of the complete loss thereof, for an indefinite period of time;

(iii)   together with any advisors of such Stockholder, has been given the opportunity to examine all documents and to ask such questions as such Stockholder has deemed necessary of, and to receive answers from, Parent and its representatives concerning the terms and conditions of the investment in the Acquirer Interests, the merits and risks of owning the Acquirer Interests and related matters and to obtain all additional information which such Stockholder and advisors deem necessary;

(iv)   has been advised to discuss with such Stockholder's own counsel the meaning and legal consequences of such Stockholder's representations and warranties in this Agreement and the transactions contemplated hereby;

(v)   has relied only on such Stockholder's own tax advisor and not Parent, the other Stockholders, the Company or any of their respective advisors, with respect to United States federal, state, local, foreign and other tax consequences arising from such Stockholder's acquisition, ownership and disposition of the Acquirer Interests;

(vi)   understands and acknowledges that the Acquirer Interests acquired hereunder are a speculative investment which involves a high degree of risk of loss of the entire investment therein;

(vii)   understands and acknowledges that the issuance of the Acquirer Interests will not have been registered under the Securities Act or any other applicable securities laws (including such Laws of jurisdictions other than the United States), and, therefore, after issuance such Acquirer Interests cannot be sold except in compliance with the Securities Act, such other applicable securities or "blue sky" laws and that, accordingly, it may not be possible for such Stockholder to sell the Acquirer Interests in case of emergency or otherwise; and

(viii)   is an "accredited investor," as that term is defined in Regulation D under the Securities Act, with such knowledge and experience in financial and business matters as are necessary in order to evaluate the merits and risks of an investment in the Acquirer Interests.

Section 7.   Certain Covenants of the Stockholders.

(a)   Each Stockholder hereby covenants and agrees as follows:

(i)   Prior to the Agreement Termination Date (or such earlier time as provided pursuant to Section 7(c)), and except as contemplated hereby, such Stockholder shall not (A) except for an Exempt Transfer, sell (constructively or otherwise), transfer, offer, exchange, pledge, lend, hypothecate, grant, encumber, assign or otherwise dispose of (collectively, "Transfer"), or enter into any Contract, option or other arrangement or understanding with respect to the Transfer of any of his or her Owned Shares or beneficial ownership or voting power thereof or therein (including by operation of Law, through the granting of any proxies or powers of attorney, in connection with a voting trust or voting agreement or otherwise); (B) make any Acquisition Proposal; (C) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the rules of the SEC) to vote any voting securities of the Company to (1) not adopt or approve the approval of the Merger, the adoption of the Merger Agreement and each of the other actions contemplated by the Merger Agreement (including any adjournment or postponement of the Company Stockholder Meeting to a later date, including if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held) (the "Supported Matters") or (2) approve any other matter that if approved would reasonably be expected to prevent, interfere with, discourage, impair or delay the consummation of the Supported Matters; (D) make any public announcement (other than public statements in support of the Merger or disclosure statements such Stockholder reasonably determines are required by Applicable Law or the rules or regulations of any applicable U.S. securities exchange or Governmental Authority to which such Stockholder is subject) with respect to any Acquisition Proposal; provided that nothing in this Agreement shall restrict such Stockholder from acquiring additional securities of the Company; provided, however, that any securities acquired by such Stockholder after the date of this Agreement shall be subject to this Section 7 in all respects; (E) form, join or in any way participate in a "group" (as defined in Section 13d-3 under the Exchange Act) in connection with any of the actions expressly described in any of clauses (A) through (D) of this Section 7(a)(i) (other than any "group" with any Affiliate of such Stockholder; provided that any such Affiliate agrees to be bound by the terms and conditions of this Section 7); or (F) agree (whether or not in writing) to take any of the actions referred to in this Section 7(a)(i). Any action in violation of this provision shall be void.

(ii)   From and after the date hereof until the Agreement Termination Date (or such earlier time as provided pursuant to Section 7(c)), such Stockholder agrees that he or she shall not solicit, initiate, seek or knowingly facilitate or encourage any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; provided, however, that such Stockholder may engage in such activities as a Representative of the Company solely to the extent that the Company is permitted to engage in such activities pursuant to Section 6.02(a) or (b) of the Merger Agreement.

(iii)   Prior to the Agreement Termination Date, in the event that such Stockholder acquires the power to vote, or direct the voting of, any additional Shares or other voting interests with respect to the Company and on or prior to the Record Date, such Shares or voting interests shall, without further action of the parties hereto, be deemed Owned Shares and subject to the provisions of this Agreement applicable to Owned Shares in all respects, and the number of Owned Shares held by such Stockholder set forth on Exhibit A will be deemed amended accordingly.

(b)   For purposes of this Agreement, an "Exempt Transfer" means any transfer of Owned Shares (i)(A) by will or intestacy, (B) to any immediate family member of the applicable Stockholder (for purposes of this Agreement, "immediate family" shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin) or (C) to any trust for the direct or indirect benefit of the applicable Stockholder or the immediate family of the applicable Stockholder for bona fide estate planning purposes, (ii) to a partnership, limited liability company or other entity of which the applicable Stockholder or the immediate family of the applicable Stockholder are the legal and beneficial owners of all of the outstanding equity securities or similar interests, (iii) that has received the prior written approval of Parent, or (iv) prior to March 17, 2025, through Transfers pursuant to existing trading plans established as of the date of this Agreement pursuant to Rule 10b5-1 promulgated under the Exchange Act; provided that (1) prior to such Exempt Transfer becoming effective, such transferee will execute a joinder to this Agreement in form and substance reasonably satisfactory to Parent and which shall bind such transferee to all of the obligations of the transferor Stockholder herein and (2) the transferor Stockholder shall remain liable for any failure of such transferee to comply with or perform his or her obligations under this Agreement.

(c)   Notwithstanding anything to the contrary contained herein (and notwithstanding that this Agreement may otherwise continue in effect pursuant to its terms), Section 7(a)(i)(B) through (F) and Section 7(a)(ii) shall terminate and be of no further force or effect upon the earliest to occur of (i) an Adverse Recommendation Change or (ii) the entry into or effectiveness of any amendment, modification or waiver of any provision of the Merger Agreement (including the Schedules and Exhibits thereto) that (x) reduces the amount or changes the form of the consideration for the Merger or any consideration otherwise payable with respect to the securities of the Company, or imposes material restrictions or constraints on the payment of such consideration or (y) is adverse to any Stockholder relative to the other stockholders of the Company.

Section 8.   Interim Period Actions; Further Assurances.

(a)   Each of the parties hereto shall execute and deliver any additional certificate, instruments and other documents, and take any additional actions, as any other party reasonably may deem necessary or appropriate to carry out and effectuate the purpose and intent of this Agreement.

(b)   Notwithstanding anything in the Merger Agreement to the contrary, each Unvested Company RSU Award held by Gregg Felton that remains outstanding immediately prior to the Effective Time shall be converted into an award that is settled in the form of Acquirer Interests, subject to the terms and conditions set forth in a separate agreement between Mr. Felton and Parent or its applicable Affiliate. Subject to the foregoing sentence, each Stockholder agrees, while this Agreement is in effect, to notify Parent as soon as reasonably practicable in writing of the number and description of any Company Common Stock acquired by such Stockholder after the date hereof which is not set forth on Exhibit A. The parties hereto hereby agree to negotiate in good faith regarding whether to amend Exhibit A in accordance with Section 24 to take into account such subsequently acquired Company Common Stock (including updates to the number of Acquirer Interests issuable to the Stockholders in exchange for their respective Rollover Shares).

(c)   Prior to the Contribution Closing, Parent and each Stockholder shall negotiate in good faith the Stockholders' rights and obligations in respect of their ownership of Acquirer Interests to the reasonable satisfaction of both Parent and the Stockholders.

Section 9.   Disclosure. Prior to the Agreement Termination Date, none of the Stockholders or Parent shall issue any press release or make any public statement with respect to this Agreement without the prior written consent of each other party hereto (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Applicable Law or the rules or regulations of any applicable U.S. securities exchange or Governmental Authority to which the relevant party or any party to the Merger Agreement is subject, in which case the party required to make the release or announcement shall use reasonable best efforts to allow each other party hereto reasonable time to comment on such release or announcement in advance; provided, however, that this Section 9 shall not prohibit or prevent Parent from issuing any press release or making any public statement that is made in accordance with Section 7.03 of the Merger Agreement so long as any such press release or public statement does not explicitly reference by name that a Stockholder (in its, his or her capacity as such) has entered into this Agreement without such Stockholder's consent.

Section 10.   Publicity. Each Stockholder hereby permits Parent and the Company to include and disclose in the Proxy Statement, and in such other schedules, certificates, applications, agreements, press releases or documents as Parent or the Company, as applicable, may reasonably determine to be necessary or appropriate in connection with the consummation of the Transactions, such Stockholder's identity and ownership of the Owned Shares and the nature of Stockholder's commitments, arrangements and understanding pursuant to this Agreement.

Section 11.   Survival. Except in the case of Fraud, the representations and warranties and covenants and agreements of the Stockholders contained herein shall not survive the Agreement Termination Date, other than (a) those contained within the provisions that the parties hereto have agreed will survive the termination of this Agreement pursuant to Section 4 hereof and (b) the last proviso of Section 4 hereof.

Section 12.   Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

Section 13.   Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (and shall be deemed to have been duly received) (a) when delivered in person, (b) when delivered after posting in the U.S. mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by nationally recognized overnight delivery service, or (d) upon transmission, if emailed before 5:00 p.m. (Eastern time), or on the following Business Day, if emailed at or after 5:00 p.m. (Eastern Time) (unless a failure to send or "bounce back" message is received by the sender), addressed as follows:

if to Parent:

Avenger Parent, Inc.
301 Commerce Street
Suite 300
Fort Worth, Texas 76102
Attention: Office of the General Counsel; Dawn Kim
Email: officeofgeneralcounsel@tpg.com; dawn.kim@tpg.com

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
609 Main Street
Houston, Texas 77002
Attention: Debbie P. Yee; Patrick Moneypenny
E-mail: debbie.yee@kirkland.com; patrick.moneypenny@kirkland.com

if to any Stockholder, to the address(es) set forth on the signature page to this Agreement.

or to such other address or email address for a party as shall be specified in a notice given in accordance with this Section 13; provided that any notice received by email or otherwise at the addressee's location on any Business Day after 5:00 p.m. (addressee's local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee's local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 13 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 13.

Section 14.   Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit, such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. The word "including" and words of similar import when used in this Agreement will mean "including, without limitation," unless otherwise specified. For all purposes of this Agreement, whenever the term "beneficial owner" or "beneficially own" is used, it shall have the meaning set forth in Rule 13d-3 under the Exchange Act. References to specified rules promulgated by the SEC shall be deemed to refer to such rules in effect as of the date of this Agreement.

Section 15.   Entire Agreement. This Agreement (including the Exhibits hereto), the Merger Agreement, the Confidentiality Agreement and each of the documents, instruments and agreements delivered in connection with the Transactions, and each of the Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter constitute the entire agreement of the parties and supersede all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

Section 16.   Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto by operation of Law or otherwise without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Any purported assignment in violation of this Section 16 shall be null and void.

Section 17.   No Third-Party Beneficiaries. This Agreement shall be binding upon, inure solely to the benefit of and be enforceable by each party hereto and their respective permitted successors and assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, the Non-Recourse Parties are intended third-party beneficiaries of, and may enforce, Section 27 (as applicable).

Section 18.   Governing Law. This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of, or related to this Agreement, the Transactions, or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 19.   Submission to Jurisdiction. Each of the parties hereto hereby expressly, irrevocably and unconditionally consents and submits, for itself and its property and assets, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom located within the State of Delaware (or, if such court shall not have jurisdiction, any state or Federal court of the United States of America sitting in Delaware, and any appellate court from any appeal thereof) (collectively, the "Chosen Courts"), in any Proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (a) agrees not to commence any such Proceeding except in the Chosen Courts, (b) agrees that any claim in respect of any such Proceeding may be heard and determined only in the Chosen Courts, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in the Chosen Courts, (d) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Courts and (e) waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such Proceeding in the Chosen Courts. Each of the parties hereto agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process, for and on behalf of itself or any of its properties or assets, outside the territorial jurisdiction of the Chosen Courts in any such Proceeding by mailing copies thereof by registered or certified U.S. mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 13.

Section 20. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 20. EACH PARTY HEREBY FURTHER AGREES AND CONSENTS THAT ANY SUCH ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 21. Enforcement. The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required of it hereunder in order to perform its obligations under this Agreement), and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity (including monetary damages). Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The parties further agree that by seeking the remedies provided for in this Section 21, a party shall not in any respect waive its right to seek any other form of remedy or relief that may be available to a party or any third-party beneficiary under this Agreement (including monetary damages) or at law. For the avoidance of doubt, a party hereto may concurrently seek specific performance or other equitable relief and any monetary damages, remedies or awards that may be available to such party or any third-party beneficiary under this Agreement or at law.

Section 22.   Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the end that the Transactions are consummated as originally contemplated to the fullest extent possible.

Section 23.   Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 24.   Amendment. This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

Section 25.   No Presumption. Parent and the Stockholders acknowledge that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 26.   Several Liability. Notwithstanding anything to the contrary contained herein, the parties hereto acknowledge and agree that (a) each representation, warranty, covenant, agreement and obligation of any Stockholder in this Agreement shall be a several representation, warranty, covenant, agreement or obligation (as applicable) of such Stockholder made solely as to such Stockholder and (b) the liability of any Stockholder hereunder is several and not joint. No

Stockholder shall be responsible or liable in any way whatsoever for any representation, warranty, covenant, agreement or obligation of any other Stockholder in or pursuant to this Agreement.

Section 27.   Non-Recourse. Each party hereto acknowledges and agrees that, except as otherwise expressly provided herein and without limiting the rights of the parties here to the extent provided under Section 21, this Agreement may be enforced only against, and any claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly identified as parties to this Agreement and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party herein, and not otherwise), no other Person (each, a "Non-Recourse Party") shall have any liability for any obligations or liabilities of any party to this Agreement for any claim (whether in contract or tort, at law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement, any claim based on, in respect of, or by reason of this Agreement or any other agreement entered into in connection with the transactions contemplated by this Agreement or the preparation, negotiation of executing thereof, or in respect of any oral or other representations made or alleged to be made in connection herewith except as otherwise expressly provided herein and without limiting the rights of the parties here to the extent provided under Section 21. Notwithstanding anything to the contrary contained in this Agreement, each Non-Recourse Party is an intended third-party beneficiary of, and shall be entitled to the protections of, this Section 27.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

AVENGER PARENT, INC.

By: _____
Name:
Title:

Gregg Felton

By: _____
Name:
Title: